Lianluo Smart Limited

Room 1003B, 10th Floor, BeiKong Technology Building, No. 10 Baifuquan Road

Changping District, Beijing, 102200, China

April 12, 2021

VIA EDGAR

Mr. Donald Field

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lianluo Smart Limited
Registration Statement on Form F-4 File No. 333-249660

Dear Mr. Field:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Lianluo Smart Limited respectfully requests that the effective date of the above-referenced Registration Statement on Form F-4 be accelerated by the staff of the U.S. Securities and Exchange Commission to April 14, 2021 at 4:00 p.m., Eastern Time, or as soon thereafter as practicable.

Please contact Kevin Sun of Bevilacqua PLLC at (202)869-0888 (ext. 101) or kevin@bevilacquapllc.com with any questions you may have regarding this request. In addition, please notify Mr. Sun by telephone when this request for acceleration has been granted.

Sincerely,

/s/ Bin Lin
Bin Lin
Chief Executive Officer

cc:	Kevin Sun, Esq.
Bevilacqua PLLC Joan Wu, Esq. Hunter Taubman Fischer & Li LLC